Exhibit 19
TI Policy

Insider Trading Policy
Summary
This document establishes Texas Instruments Incorporated (“TI”) policy and practice with respect to transactions in TI securities to assist TI employees in avoiding allegations of illegal insider trading. TI will interpret, administer and amend this policy within its sole discretion. This policy is not intended to and does not confer legal rights or impose legal obligations. This policy applies to all TI employees and contractors, and to business partners with access to material non-public information about the company.
Policy statement
It is TI policy that transactions in TI securities, including by TI employees, contractors, and business partners with access to material non-public information about the company, are made in compliance with applicable law.
Definitions
•Executive officer: An employee of TI designated as an “executive officer” by the Board of Directors of TI.
•Material non-public information: All information not publicly disclosed with respect to which there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. All materiality determinations are based on the specific facts and circumstances of each situation, and decisions are made by TI’s Disclosure Committee.
•Securities: Common stock, preferred stock, stock options, stock units such as Restricted Stock Units (RSUs) and Stock Appreciation Rights (SARs), derivatives and debt securities.
•Trading: Purchases, sales, gifts or donations of securities and includes open market transactions and cashless exercise of stock options (simultaneous exercise and sale of acquired shares to cover the exercise price). The following transactions are not subject to this policy:
oEnrollment in TI’s employee stock purchase plan (ESPP) and purchases of shares under the ESPP.
oCash exercise of a stock option, without any sale of the underlying stock (an “exercise and hold” transaction).
oTransactions in publicly traded index funds and mutual funds that are invested in a broad portfolio of companies, which may include TI.
oWithholding of shares by TI to satisfy tax withholding obligations upon vesting of RSUs.
Practice
No trading while in possession of material non-public information about TI. If you have material non- public information about TI, you should not trade in TI securities or share the information with anyone else. This restriction applies until one full trading day has elapsed following public release of the material non- public information.

Specific individuals who have regular access to material non-public information are asked to refrain from trading during regularly scheduled restricted trading periods, or to trade only during a specific time each quarter. Additionally, TI sometimes implements special restricted trading periods for specific individuals based on particular events or developments. If these regular or special trading restrictions apply to you, you will be notified by the legal department.

No third-party trading or tipping. If you learn material non-public information about another company as a result of your work for TI, you should not trade in the other company’s securities or share the information with anyone else.
No short sales, hedging or trading in derivatives. You should not sell TI securities that you do not own (a “short sale”). You also should not engage in puts, calls or publicly traded options, forward sale contracts and other swap, hedging and derivative transactions involving TI securities.

Additional restrictions
Additional restrictions for executive officers and directors. Executive officers and directors should not pledge any TI securities, including holding TI securities in a margin account or using TI securities as collateral for a loan. Also, executive officers and directors should pre-clear their transactions in TI securities with TI’s General Counsel or Chief Financial Officer.

Restrictions related to transactions made by TI. When TI is in possession of material non-public information and for one trading day after its public release, TI should not buy shares in the open market except pursuant to a 10b5-1 trading plan that has been approved by the legal department.
TI’s policies are designed to help you comply with law. Ultimately, it is your responsibility to ensure that you are not trading in TI securities while you have material non-public information.

Resources
For questions or more information about this policy please consult with the legal department or refer to the legal department website.
Effective date: Nov. 15, 2019
Date last modified: Jan. 23, 2025 Owner: General Counsel, CFO Approvers: General Counsel, CFO

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